SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces Repayment of its 7.5% Senior Notes due 2017

São Paulo, April 3, 2017 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and BM&FBOVESPA: GOLL4), Brazil's #1 airline, announced today that it has repaid in full the US$55.9 million (R$177.2 million) in 7.5% Senior Notes due 2017 that were outstanding at their maturity date on April 3, 2017, using available cash.

In addition, in 1Q17 GOL amortized R$71.7 million of debt on its aircraft finance leases, permanently returned to lessors two aircraft under operating leases equivalent to R$20.5 million capitalized lease debt, and reduced other indebtedness by R$19.0 million.  Due to these initiatives, GOL has reduced its indebtedness by R$4.7 billion in the last 15 months.  On a pro forma basis for the repayment of its 7.5% Senior Notes, the Company’s Adjusted Net Debt to EBITDAR ratio at March 31, 20117 was approximately 4.5x.  At March 31, 2017, GOL had total liquidity (defined as cash, cash equivalents and accounts receivable) of R$1.3 billion.

“This debt reduction is another positive step in our phased approach to transform our balance sheet and address our financial obligations”, said Richard Lark, Executive Vice President and CFO. GOL’s debt reduction in the quarter lowers its annual cash interest expense by R$17.0 million.  “Our ability to make these repayments reflects the Company’s improved cash flow position. GOL’s target is to reach an Adjusted Net Debt to EBITDAR ratio of under 4.0x by the end of the year”, added Lark.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest air transportation and travel services group with three main businesses: passenger transportation, cargo transportation and coalition loyalty program. GOL is Brazil’s largest airline, carrying 32mm p.a. on more than 700 daily flights to 63 destinations in Brazil and 11 destinations in South America and the Caribbean on a fleet of over 120 Boeing 737 aircraft, with a further 120 Boeing 737s on order. GOLLOG is a leading cargo transportation and logistics business serving more than 3,000 Brazilian municipalities and, through partners, 90 international destinations in 47 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 11 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 14,000 highly skilled aviation professionals delivering Brazil’s top on-time performance, and an industry leading 16 year safety record.  GOL’s shares are traded on the NYSE (GOL) and the BM&FBOVESPA (GOLL4).

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GOL Announces Repayment of its 7.5% Senior Notes due 2017

Forward Looking Statements

This press release includes forward-looking statements.  We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting us. Many important factors, in addition to those discussed elsewhere in this investor update, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things general economic, political and business conditions in Brazil, South America and the Caribbean; the effects of global financial markets and economic crises; management’s expectations and estimates concerning our financial performance and financing plans and programs; our level of fixed obligations; our capital expenditure plans; our ability to obtain financing on acceptable terms; inflation and fluctuations in the exchange rate of the real; existing and future governmental regulations; increases in fuel costs, maintenance costs and insurance premiums; changes in market prices, customer demand and preferences, and competitive conditions; cyclical and seasonal fluctuations in our operating results; defects or mechanical problems with our aircraft; and our ability to successfully implement our strategy and developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure.

Non-GAAP Measures

To be consistent with industry practice, we disclose so-called non-GAAP financial measures which are not recognized under IFRS or U.S. GAAP, including “Net Debt”, “Adjusted Net Debt”, ”total liquidity”, "EBITDA" and EBITDAR”.  Our management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts and the public in their review of our operating performance and their comparison of our operating performance to the operating performance of other companies in the same industry and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS or U.S. GAAP as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 3, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.